UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X] Merger

[ ] Liquidation

[ ] Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ] Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: PIMCO Dynamic Credit and Mortgage Income Fund

3.	Securities and Exchange Commission File No.: 811-22758

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X]   Initial Application         [ ] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

1633 Broadway

New York, New York 10019

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

David C. Sullivan, Esq.

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, Massachusetts 02199

617-951-7362

david.sullivan@ropesgray.com

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-l, .31a-2]:

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2 for the periods specified in those rules.

The account books and other documents required to be maintained by the Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules thereunder will be maintained at the offices of Pacific Investment Management Company LLC, 1633 Broadway, New York, NY 10019, State Street Bank and Trust Company, 801 Pennsylvania Avenue, Kansas City, Missouri 64105, American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York 11219, and Allianz Global Investors Fund Management LLC, 1633 Broadway, New York, NY 10019.

8.	Classification of fund (check only one):

[X] Management company;

[ ] Unit investment trust; or

[ ] Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[ ]   Open-end         [X]   Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub- advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

JonesTrading Institutional Services LLC

757 Third Avenue, 23rd Floor

New York, New York 10017

13.	If the fund is a unit investment trust (“UIT”) provide:

(a) Depositor’s name(s) and addressees):

(b) Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes                [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes                [ ] No

If Yes, state the date on which the board vote took place: April 29, 2021

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes                [X] No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

Shareholder approval was not required under Rule 17a-8 under the Investment Company Act of 1940, the Fund’s organizational documents, or state law.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes                [ ] No

(a) If Yes, list the date(s) on which the fund made those distributions:

The distributions were made as of December 10, 2021.

(b) Were the distributions made on the basis of net assets?

[X] Yes                 [ ] No

(c) Were the distributions made pro rata based on share ownership?

[X]    Yes            [ ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

The exchange ratio was 0.818509 and was calculated based on the net asset value per share of each of PIMCO Dynamic Income Fund (the acquiring fund) and the Fund as of December 10, 2021.

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[ ]    Yes            [ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

[ ]    Yes [X] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X] Yes            [ ] No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes    [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[ ]    Yes [X] No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[ ]  Yes            [ ]  No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ]  Yes             [X]  No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $1,563,971

(ii)	Accounting expenses: $295,969

(iii)	Other expenses (list and identify separately):

N-14 and Proxy                 $654,748

Transfer Agent and Custodian Fees         $34,440

SEC and NYSE Registration Fees $441,251

(iv)	Total expenses (sum of lines (i)-(iii) above): $2,990,379

(b)

How were those expenses allocated? The Fund’s investment adviser, Pacific Investment Management Company LLC, bore all direct costs and expenses incurred in connection with the Merger. The Funds and their shareholders, however, bore any brokerage commissions or other portfolio transaction costs, including those associated with transferring certain assets to the acquiring fund.

(c)	Who paid those expenses? See above

(d)	How did the fund pay for unamortized expenses (if any)? N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes            [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[X] Yes            [ ] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

As of December 10, 2021, the Fund was not knowingly a defendant in or otherwise unwillingly party to any litigation or proceeding. The Fund is a named plaintiff or complainant in certain litigations/proceedings relating to investments held by the Fund prior to the reorganization of the Fund with and into PIMCO Dynamic Income Fund. The Fund’s economic interests in any right to recovery were transferred to PIMCO Dynamic Income Fund as part of the reorganization of the Fund with and into PIMCO Dynamic Income Fund. These transfers have been, or are in the process of being, recorded with the relevant court and/or other relevant legal systems.

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes            [X] No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26.	(a) State the name of the fund surviving the Merger:

PIMCO Dynamic Income Fund (NYSE:PDI)

(b)	State the Investment Company Act file number of the fund surviving the Merger:

811-22673

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

A form of the Agreement and Plan of Reorganization was included in the Form N-14 filed by PIMCO Dynamic Income Fund on June 30, 2021 (333-255986).

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

A copy of the final Agreement and Plan of Reorganization is included as an exhibit to this form.

NOTICE

A copy of the Amended and Restated Agreement and Declaration of Trust of the Fund is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Fund by any officer of the Fund as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees of the Fund or shareholders of the Fund individually, but are binding only upon the assets and property of the Fund.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of PIMCO Dynamic Credit and Mortgage Income Fund, (ii) he is the President of PIMCO Dynamic Credit and Mortgage Income Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

/s/ Eric D. Johnson
Eric D. Johnson
President